Issuer Free Writing Prospectus dated March 30, 2022
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Registration Statement No. 333-263457

JE Cleantech Holdings Limited



Important Notices and Disclaimers; Forward-Looking Statements

This presentation relates to the proposed public offering of ordinary shares ("Shares") of JE Cleantech Holdings Limited, a Cayman Islands company ("we", "us", "our" or the "Company") and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact ViewTrade Securities, Inc. via email: lisa.ciervo@viewtrade.com, or contact JE Cleantech Holdings Limited via email: enquiry@jecleantech.sg.

This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates. The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. The words "believe", "may", "will", "estimates", "continue", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items, our ability to execute our growth strategies, including our ability to meet our goals, current and future economic and political conditions, our capital requirements and our ability to raise any additional financing which we may require, our ability to attract customers and further enhance our brand recognition, our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business, trends and competition in the cleaning systems and related industry, and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations. We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read our prospectus and the documents that we refer to in this presentation and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect.

Offering Summary

Issuer	JE Cleantech Holdings Limited
Offering Type	Initial Public Offering
Exchange : Symbol	Nasdaq Capital Market : JCSE
Securities Offered	3,750,000 Ordinary Shares, comprised of 3,000,000 Ordinary Shares offered by the Issuer and 750,000 Ordinary Shares offered by an Existing Shareholder
Over-Allotment Option	562,500 Ordinary Shares offered by the Issuer
Offering Price	$4.00 per Share
Net proceeds to the Issuer	Approximately $9.9 million (or approximately $12.0 million if the underwriters exercise their over-allotment option in full)*
Shares Outstanding Pre Offering	12,000,000 Ordinary Shares
Use of Proceeds	We currently intend to use the net proceeds from this offering to (i) expand our product portfolio, including an autonomous robot floor scrubber for industrial and commercial use; (ii) strengthen our production capability for cleaning systems and other equipment by purchasing more advanced machinery and equipment; (iii) improve production efficiency of our centralized dishwashing services by purchasing new machinery and equipment and enhancing our processing facility; (iv) build our brand by establishing a showroom, attendance at trade shows, exhibitions and industry forums and revamping our website; (v) repay interest free loans made to us by our controlling shareholder for paying the expenses of obtaining a listing of our Ordinary Shares and for general working capital and corporate purposes; (vi) build up our business development team and increase marketing efforts; (vii) set up a new office in Malaysia; and (viii) fund working capital and other general corporate purposes.
Sole Book Running Manager	ViewTrade Securities, Inc.

*$600,000 of the net proceeds to the Issuer will be held in escrow for indemnification purposes for a period of 12 months following the closing of the Offering.

Company Overview and Competitive Advantages

Company Overview

- We and our subsidiaries are based in Singapore and are engaged in the sale of cleaning systems and provision of centralized dishwashing services
- Our cleaning systems include aqueous washing systems, plating and cleaning systems, train cleaning systems and other equipment
- Strong R&D and engineering capabilities enabling us to collaborate with the public transportation authority in Singapore to co-develop an autonomous train interior cleaning robot
- Ranked fifth in the precision cleaning equipment manufacturing market in Singapore in 2020 in terms of revenue and first in the precision manufacturing market in Malaysia in 2020
- Our mission is to be an industry leader in the cleaning systems and provision of centralized dishwashing services industry and in the design, development and manufacturing of precision systems industry

Competitive Advantages

- We have a long and proven track record in precision cleaning in Singapore
- We provide and maintain quality business operations
- We have stable relationships with our customers
- We have an experienced team with strong research and development ("R&D") and engineering capabilities that allow us to design and develop customized products like aqueous washing system, plating and cleaning, train cleaning system, as these cleaning systems may include different features and various modules, components and parts, such as ultrasonic wash and rinse stations, spray rinse stations, vacuum oven, cleaning stations with robotic transfer functions, washing baskets, pneumatic control systems, heaters, sensors and pumps, to cater to our customers' needs
- We have an experienced management team

Financial Highlights


Revenue, Gross Profit and Net Income
SGD'000
25,000
20,000
15,000
10,000
5,000
0
$18,219 $4,951 $342
FY2019
$21,397 $5,904 $1,727
FY2020
$8,908 $1,989 $616
6-month 2021
Revenue
Gross profit
Net income


SGD'000
Revenue Breakdown by Business Line
20,000
15,000
10,000
5,000
0
$12,226 $5,993
FY2019
$16,945 $4,452
FY2020
$6,271 $2,637
6-month 2021
Sale of cleaning systems and other equipment business
Provision of centralized dishwashing and ancillary services business


Gross Profit Margin
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
27.2%
27.6%
22.3%
FY 2019
FY 2020
6-month 2021
Gross Profit Margin

Exchange Rate = SGD1.3520 to US$1.00

Corporate Structure


Ms. Hong Bee Yin
100%
JE Cleantech Global Limited (British Virgin Islands)
Triple Business Limited (British Virgin Islands)*
Ever Bloom Properties Company Limited (British Virgin Islands)
Aqua Lady Group Limited (British Virgin Islands)
Public Share-holders
Pre IPO/Post IPO
80%/64%
14%/6.2%
4%/3.2%
2%/1.6%
0%/25%
JE Cleantech Holdings Limited (Cayman Islands)
100%
JE Cleantech International Limited (British Virgin Islands)
100%
JCS-Echigo Pte Ltd ("JCS") (Singapore)
100%
100%
Hygieia Warewashing Pte. Ltd. (Singapore)
Evoluxe Pte. Ltd. (Singapore)

Triple Business Limited is the selling shareholder of 750,000 Shares in the offering

Milestones

2016

JCS ranked in the SME1000* as one of the top companies ranked by sales/turnover, net profit and return on equity.

2017

JCS ranked in the SME1000 as one of the top companies ranked by return on equity and one of the emerging 500 companies ranked by sales turnover.

2018

We received an invitation from the Land Transport Authority of Singapore to showcase a prototype of a robot floor scrubber.
JCS ranked in the SME1000 as one of the emerging 500 companies ranked by sales Turnover. We received our first Clean Mark Silver Award from the Singapore National Environment Agency recognizing our delivery of high cleaning standards through the training of workers, use of equipment to improve work process and fair employment practices.

2019

Hygieia ranked in the SME1000 as one of the emerging 500 companies ranked by sales Turnover.

2021

We received the Clean Mark Award for a second time.

**SME 1000 A prestigious guide that ranks Singapore's top companies annually based on profiling of financial indicators such as revenue, net profit and return on equity.*

Our Growth Strategies

- Expand our product portfolio
  - We plan to grow our automated cleaning systems and equipment segment by expanding our product portfolio and developing cleaning systems which can be used across various industries for industrial and/or commercial uses.

- Expand our R&D and engineering team
  - We plan to expand our R&D and engineering team by hiring a software engineer and two mechanical engineers. The software engineer will develop software programs to be applied in our cleaning systems. We also intend to hire two mechanical engineers to support our R&D efforts and projects from time to time.

- Improve the production efficiency of our centralized dishwashing service business
  - We plan to purchase new machinery and equipment to enhance the capabilities and productivity of our Hygieia Facility.

- Expand our production capability for cleaning system and other equipment
  - We plan to acquire the following machinery and equipment to replace the existing ones used at our JCS Facility:

    (i) vertical machining centre which employs the use of an automatic workpiece measurement systems and higher spindle speed for higher cutting rate and surface quality

    (ii) CNC lathe machine which employs higher spindle motor power and technology for faster and better turning performance

    (iii) laser welding machine which employs the use of laser technology to weld metal pieces whilst maintaining quality and reducing deformity

    (iv) wire cutting machine which employs the use of technology to cut thicker workpieces with enhanced finishing quality

    (v) laser cutting machine which employs the use of technology to cut workpieces

- Acquire additional software and hardware
  - We plan to acquire three new SolidWorks software licences and to increase our server capacity in order to support our expanded R&D and engineering team.
  - We also plan to upgrade our hardware and server capacity faster central processing units and highly specialised certified graphic cards by acquiring work stations and laptops, which will be able to support the use of the SolidWorks software.

- Establish a new office in Malaysia
  - We plan to build up our business development team and increasing our marketing efforts, including the incorporation of a subsidiary in Malaysia and setting up an office and hiring of sales manager, administrative staff and technical team.

Our Products

The cleaning systems and other equipment we manufacture and sell can be categorized into four different categories:

1. Aqueous Washing System
2. Plating and Cleaning systems
3. Train Cleaning Systems
4. other equipment, such as filtration units

While the focus of our sale of cleaning systems and other equipment business is on precision cleaning, we are also able to design, develop and manufacture other cleaning systems for various industrial end-use applications using our R&D and engineering capabilities. Our cleaning systems are mainly designed for precision cleaning with features such as:

1. particle filtration,
2. ultrasonic or mega sonic rinses with a wide range of frequencies,
3. high pressure drying technology,
4. high flow rate spray and deionized water rinses (which are designed for effective removal of contaminants and to minimize particle generation and entrapment).

Our cleaning systems are designed and customized based on our customers' requirements and specifications. Accordingly, the cleaning systems that we manufacture and sell are of varying sizes and differ with features and functions depending on complexity or design and order.

In addition, we also provide repair and servicing of our cleaning systems.

Our Services

Hygieia Facility - We provide centralized dishwashing services at our Hygieia Facility in Singapore since 2014. The facility contains 4 semi-automated washing lines, which are designed and manufactured in-house, for our centralized dishwashing operations. Two are for washing Halal dishware and two are for washing non-Halal dishware. *The Halal washing lines at our Hygieia Facility have obtained a Halal certification and are thus suitable for the washing of Halal dishware.

Our dishwashing lines have the flexibility to process dishware made of different materials including melamine, stainless steel, porcelain and glass.

Our washing lines also have proper segregation to minimize cross contamination. Each of the washing lines at our Hygieia Facility is standalone and separate, and the configuration of our Hygieia Facility is such that all the soiled dishware will be loaded on the respective washing lines at the same end and the cleaned dishware is removed and unloaded from the washing lines at the other end. Thus, keeping the soiled dishware and tubs completely separate from the cleaned dishware and tubs. Further, Halal dishware completely separate from the non-Halal dishware.

Our technical support team at our Hygieia Facility oversees our centralized dishwashing operations and provides maintenance services for our washing lines to ensure high reliability for our customers.

We also provide general cleaning services to food courts and hawker centers in Singapore. For such general cleaning services, we provide the off-site centralized dishwashing services at our Hygieia Facility and generally outsource the on-site cleaning services to third party sub-contractors.

We also provide leasing services of dishwashing equipment to our customers, mainly for use at food and beverage establishments in Singapore.

Sale of Cleaning Systems

The cleaning systems designed, developed, manufactured, and sold by our Group can generally be divided into two categories:

1. Precision Cleaning Systems - Precision cleaning systems consist of equipment and machines designed for the cleaning of critical surfaces in precision equipment with minimal particle generation and entrapment. Such cleaning processes aim to meet a measured limit of contaminants such as the particle count and/or non-volatile residue requirements, which are supplied by the customer or industry standards.

2. Other Cleaning Systems - designed and customized based on our customers' requirements and specifications. Leveraging on our engineering know-how and expertise, we are able to design, develop and manufacture quality and customized products that suit our customers' varying needs.

Ancillary to our sale of cleaning systems, our Group also manufactures and sells other equipment such as filtration units, provides repair and servicing of cleaning systems and sells related parts.

Our Manufacturing Facility/Warewashing Facility



Manufacturing facility and office for cleaning systems

Location : 3 Woodlands Sector 1 Singapore 738361

Approx. Gross Floor Area : 31,223.9 sq. ft.


Evoluxe

Centralized dishwashing facility and office

Location : 17 Woodlands Sector 1 Singapore 738361

Approx. Gross Floor Area : 34,276.7 sq. ft.

Cleaning Systems

Aqueous Washing System



- Fully automated cleaning system
- Detergent ultrasonic wash
- DI water high flow rate spray, ultrasonic/megasonic and final DI water rinses at frequencies of 40kHz to 170 kHz
- Use of automatic transfer robots to increase speed
- Drying ovens/vacuum ovens
- Enclosure with High Efficiency Particulate Air filters to achieve a high cleanliness standard
- User-friendly touch screens to monitor process parameters

Train Cleaning System



- Incoming train detector and Radio Frequency Identification (RFID) reader
- Micro bubble wash system
- Full process monitoring and Supervisory control and data acquisition (SCADA) data collection
- Integrated chemical spray & brushing system
- Under carriage wash, rinse spray and drying system

In-house Design & Manufacturing Process



Design



Fabrication & Assembly



System Control



In-House Testing



Delivery



Commissioning

Production Facility



CNC Machining


AMADA

Laser cutting



Welding



Sub-assembly



System Integration

Centralized Dishwashing Services Facility

1. In-house designed ware-washing system (> 20 meters in length)
   Fully automated cleaning, including prewash
   - Clearly defined processes
   - High capacity to handle large volume and minimize manpower needs


JCS

2. Incorporating experience from precision cleaning
   - Proper segregation to minimize cross contamination (Area & system)

3. Qualified technical support team to provide maintenance services for the ware-washing machine (high reliability)

Board and Management Team



Ms Hong Bee Ying

Chairman, Executive Director and Chief Executive Officer

Ms. Hong is the founder of our Group in 1999

Ms. Hong is responsible for planning and execution of our strategies including product innovation and customization as well as managing our relationship with our major customers and suppliers. She is also responsible for overseeing all day-to-day aspects of our Group's operation including production, inventory and material control.

Ms Hong commenced her start-up business in November 1999 by incorporating JCS and since then has accumulated more than 20 years of operational experience in providing cleaning solutions for the cleaning industry.

Ms. Hong has been appointed as the deputy chairman of Singapore Precision Engineering and Technology Association from April 2017 to April 2019 and in April 2021 became the first woman to be appointed as the chairman.



Mr Long Jia Kwang

Executive Director and Chief Financial Officer

Mr. Long joined our Group as financial controller in 2014

Mr. Long is responsible for managing accounting and finance, human resources and administrative function of our Group

Mr. Long has over 20 years of experience in auditing, accounting and financial management having worked at KPMG between 2000 and 2014

Mr. Long holds a Bachelor of Commerce degree from University of Adelaide, Australia and was a certified practicing accountant of CPA Australia, a chartered accountant of the Malaysia Institute of Accountants and is a member of the Institute of Singapore Chartered Accountants since 2013

Our Independent and Non-executive Directors

Mr. Karmjit Singh

- Mr. Singh has served as our independent director since 2020.
- Mr. Singh is primarily responsible for providing guidance to the management team on corporate strategies and governance matters. Mr. Singh has over 45 years of experience in business management.
- Mr. Singh worked at Singapore Airlines Limited in various managerial capacities between 1974 and 1998.
- Mr. Singh worked as the chief executive of SATS Airport Services Pte Ltd and later becoming the chief operating officer between 1998 and 2004.
- Mr. Singh received a Bachelor of Arts degree in Geography from National University of Singapore in 1970.

Mr. Tay Jingyan, Gerald

- Mr. Tay has over 8 years of experience in business management and financial advisory services having worked at TPS Group Alliance from 2005 to 2013.
- Mr. Tay has to date been working as a director of Capilion Corporation Pte Ltd., a group engaging in private equity, corporate services, real estate and financial securities.
- Mr. Tay founded Excelsus Tech Pte Ltd, a holding company for technology related businesses and projects since 2014.
- Mr. Tay founded Galacthor International Pte Ltd in 2011, a company for trading of general physical commodities.
- Mr. Tay obtained a Bachelor of Arts degree in Communication from University at Buffalo, The State University of New York, USA in 2012

Ms. Khoo Su Nee, Joanne

- Ms. Khoo has over 23 years of experience in corporate finance and business advisory services.
- Ms. Khoo started her career with PricewaterhouseCoopers in 1997.
- Ms. Khoo worked at Stone Forest Consulting Pte Ltd providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement.
- Between 2004 and 2012, Ms. Khoo worked at several finance companies namely Hong Leong Finance Limited, Phillip Securities Pte Ltd, and Canacord Genuity Singapore Pte Ltd.
- Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology, Australia in 1997.
- Ms. Khoo was admitted as a Certified Practicing Accountant of the CPA Australia in 1999 and a Chartered Accountant of the Malaysian Institute of Accountants in 2000.

Thank You

Contact

Issuer	**Underwriter**
JE Cleantech Holdings Limited **3 Woodlands Sector 1** **Singapore 738361** **Email: enquiry@jecleantech.sg**	**ViewTrade Securities, Inc.** **7280 W. Palmetto Park Road,** **Suite 310** **Boca Raton, Florida 33433** **Email: lisa.ciervo@viewtrade.com**